Exhibit 12

Exhibit 12 – Computation of Ratio of Earnings to Fixed Charges

For the Years ended December 31, 2007, the Periods from May 24, 2006 to December 31, 2006 and

January 1, 2006 to May 23, 2006 and the Years ended December 31, 2005, 2004 and 2003

	Successor		Predecessor
(IN MILLIONS)	Year ended December 31, 2007	May 24 - December 31, 2006	January 1 - May 23, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Fixed charges
Interest expense	$650	$386	$49	$133	$192	$171
Interest capitalized	1	—	—	1	4	5
Portion of rental expense representative of interest	37	27	17	47	51	46

Total fixed charges	688	399	65	181	247	222

Earnings
(Loss)/income from continuing operations before income taxes and minority interests	(264)	(384)	25	203	318	530
Fixed charges per above	688	399	65	181	247	222
Amortization of capitalized interest	1	1	1	1	—	—
Equity in net income of affiliates, net of dividends received	2	(2)	2	2	3	4
Minority interest in net loss of consolidated subsidiaries	—	—	—	—	5	6
Interest capitalized	(1)	—	—	(1)	(4)	(5)

Total earnings	$426	$14	$93	$386	$569	$757

Ratio of earnings to fixed charges	0.0	0.0	1.4	2.1	2.3	3.4